UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.     11   )*

RAINING DATA CORPORATION
(f/k/a Omnis Technology Corporation)
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

096434105
(CUSIP Number)

J. Alex Moore
Howard Rice Nemerovski Canady Falk & Rabkin,
A Professional Corporation
Three Embarcadero Center, Suite 700
San Francisco, CA  94111
(415) 434-1600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

  December 14, 2004
(Date of Event which Requires
Filing of this Statement)

	If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1
Name of Reporting Person
ASTORIA CAPITAL PARTNERS, L.P.
IRS Identification No. of Above Person
94-3160631

2
Check the Appropriate Box if a Member of a Group
(a)	[]	(b)	[]

3
SEC USE ONLY

4
Source of Funds
OO

5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e) []

6
Citizenship or Place of Organization
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7
Sole Voting Power
-   16,008,152 -

8
Shared Voting Power
-0-

9
Sole Dispositive Power
-   16,008,152 -

10
Shared Dispositive Power
-0-

11
Aggregate Amount Beneficially Owned by Reporting Person
-   16,008,152 -

12
Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares []

13
Percent of Class Represented by Amount in Row 11
64.2%

14
Type of Reporting Person
PN

1
Names of Reporting Persons
ASTORIA CAPITAL MANAGEMENT, INC.
IRS Identification Nos. of Above Persons
94-3143169

2
Check the Appropriate Box if a Member of a Group
(a)	[]	(b)	[]

3
SEC USE ONLY

4
Source of Funds
OO

5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e) []

6
Citizenship or Place of Organization
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7
Sole Voting Power
- 16,072,752 -

8
Shared Voting Power
-0-

9
Sole Dispositive Power
- 16,072,752 -

10
Shared Dispositive Power
-0-
11
Aggregate Amount Beneficially Owned by Reporting Person
- 16,072,752 -

12
Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares []

13
Percent of Class Represented by Amount in Row 11
64.5%

14
Type of Reporting Person

CO, IA

1
Names of Reporting Persons
RICHARD W. KOE
IRS Identification Nos. of Above Persons

2
Check the Appropriate Box if a Member of a Group
(a)	[]	(b)	[]

3
SEC USE ONLY

4
Source of Funds
OO

5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e) []

6
Citizenship or Place of Organization
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7
Sole Voting Power
- 16,072,752 -

8
Shared Voting Power
-0-

9
Sole Dispositive Power
-  16,072,752 -

10
Shared Dispositive Power
-0-

11
Aggregate Amount Beneficially Owned by Reporting Person
- 16,072,752 -

12
Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares []

13
Percent of Class Represented by Amount in Row 11
64.5%

14
Type of Reporting Person

IN, HC

Item 1.		Security and Issuer
This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.10 (the "Common Stock"), of Raining Data Corporation (the "Issuer"). The principal executive office of the Issuer is 17500 Cartwright Rd., Irvine, CA 92614-5846.

Item 2.		Identity and Background
This Schedule is filed on behalf of Astoria Capital Partners, L.P. ("Astoria "), Astoria Capital Management, Inc. ("ACM") and Richard W. Koe ("Koe") each of whose principal business office address is 1675 S.W. Marlow Avenue, Suite 315, Portland, OR 97225.

Astoria is an investment limited partnership, whose general partners are ACM and Koe. ACM is an investment adviser registered as such with the SEC. Koe is ACM's president and sole shareholder.

None of Astoria, ACM or Koe has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Astoria, ACM or Koe has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Astoria is a California limited partnership, ACM is a California corporation and Koe is a United States citizen.

Item 3.		Source and Amount of Funds or Other Consideration
Astoria paid the $2,670,904.25 exercise price of the Amended and Restated Common Stock Purchase Warrant, originally issued by the Issuer on December 1, 2000 and amended and restated on April 1, 2003 (the "Warrant"), with the proceeds from the partial redemption of the 5% Convertible Subordinated Note Due 2008 issued to Astoria by the Company on January 30, 2003 and the Payment In Kind notes issued to Astoria by the Company at various times.

Item 4.		Purpose of Transaction.
Astoria agreed to the redemption of the Convertible Note and the PIK Notes (described in Item 5(c)) and elected to exercise the Warrant for investment purposes. The reporting persons hold the Issuer's Common Stock for investment purposes. Depending upon market conditions and other factors, one or more of the reporting persons may acquire additional securities of the Issuer or may dispose of some or all of the securities of the Issuer beneficially owned by him or it.

Except as described above, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

  (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e) Any material change in the present capitalization or dividend policy of the Issuer;

  (f) Any other material change in the Issuer's business or corporate structure;

  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

  (i) Any action similar to those enumerated above.

Item 5.		Interest in Securities of the Issuer
(a)	Astoria beneficially owns 10,682,033 shares of Common Stock and 300,000
Shares of Series A Convertible Preferred Stock that are convertible at the option of the holder into 500,100 shares of Common Stock. (The amount of Common Stock into which the Series A Preferred Stock may be converted may be subject to adjustment pursuant to anti-dilution provisions in the Certificate of Designation.) Astoria also holds warrants giving it the right to acquire 500,000 shares of Common Stock and a 5% Convertible Subordinated Note in the principal amount of $21,630,094.63, which is convertible into Common Stock at a conversion price of $5.00 per share (the "Convertible Note"). Interest on the Convertible Note is payable quarterly and may be paid at the Issuer's option in notes in substantially the same form as the Convertible Note ("PIK Notes"). Assuming the conversion of the Preferred Stock, the exercise of the warrants and the conversion of the Convertible Note, the percentage of Common Stock beneficially owned by Astoria is 64.3%.

	In addition to the securities beneficially owned through Astoria, ACM and Koe beneficially own 64,600 shares of Common Stock through an investment fund managed by ACM. The percentage of Common Stock beneficially owned by each of ACM and Koe is 64.6%.

(b)	Reference is made hereby to Items 7 to 10 of pages 2, 3 and 4 of this
Schedule, which Items are incorporated herein by reference.

(c)	On December 14, 2004, the Issuer and Astoria entered into an Agreement
Regarding Amended and Restated Common Stock Purchase Warrant and 5% Convertible Subordinated Note Due 2008. Pursuant to this agreement, (a) the Issuer (i) paid accrued interest on the Convertible Note and previously issued PIK Notes in an amount equal to $247,128.88, (ii) redeemed previously issued PIK Notes in the principal amount of $1,914,165, and (iii) partially redeemed the Convertible Note in an amount equal to $509,610.37, and (b) Astoria agreed to exercise the Warrant in full. Pursuant to the exercise of the Warrant, Astoria acquired 1,136,555 shares from the Issuer at an exercise price of $2.35 per share, for an aggregate exercise price of $2,670,904.25.

(d)	The amount of Common Stock reported in this Schedule as beneficially owned by ACM and Koe includes 64,600 shares owned by an investment fund (other than Astoria) managed by ACM. This investment fund has the right to receive dividends paid on such Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

	Item 6 of the Schedule is amended by the addition of the following paragraph:

On December 14, 2004, the Issuer and Astoria entered into an Agreement Regarding Amended and Restated Common Stock Purchase Warrant and 5% Convertible Subordinated Note Due 2008. Pursuant to this agreement, (a) the Issuer (i) paid accrued interest on the Convertible Note and PIK Notes in an amount equal to $247,128.88, (ii) redeemed previously issued PIK Notes in the principal amount of $1,914,165; and (iii) partially redeemed the Convertible Note in an amount equal to $509,610.37 and (b) Astoria agreed to exercise the Warrant in full. Pursuant to the exercise of the Warrant, Astoria acquired 1,136,555 shares from the Issuer at an exercise price of $2.35 per share.

Item 7.	Material to be Filed as Exhibits
No.	Exhibit

1.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

2.	Stock Purchase Agreement dated as March 31, 1999 by and between the
Issuer and Astoria Capital Partners, L.P. (included as Exhibit 10.1 to the Issuer's Form 8-K filed with the Commission on April 5, 1999 and incorporated herein by reference)

3.	Common Stock Purchase Agreement dated as of March 31, 1999 by and between the Issuer and Astoria Capital Partners, L.P. (included as Exhibit 10.2 to the Issuer's Form 8-K filed with the Commission on April 5, 1999 and incorporated herein by reference)

4.	Agreement and Plan of Merger dated as of August 23, 2000 by and among the
Issuer, PickAX, Inc., Gilbert Figueroa, and Raining Merger Sub, Inc. (included as Exhibit 10.1 to the Issuer's Form 10-QSB filed with the Commission on November 6, 2000 and incorporated herein by reference)

5.	Registration Rights Agreement dated as of November 30, 2000 by and among the Issuer, Astoria and certain other holders of the Issuer's securities (included as Exhibit 4.1 to the Issuer's 10-QSB filed with the Commission on February 14, 2001 and incorporated herein by reference)

6.	Note and Warrant Purchase Agreement dated as of November 30, 2000 by and between the Issuer and Astoria (included as Exhibit 4.2 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2001 and incorporated herein by reference)

7.	Secured Promissory Note dated November 30, 2000 issued by the Issuer to
Astoria (included as Exhibit 4.3 to Issuer's Form 10-QSB filed with the Commission on February 14, 2001 and incorporated herein by reference)

8.	Common Stock Purchase Warrant issued by the Issuer to Astoria, dated
April 1, 2004, originally issued November 30, 2000 and adjusted on April 1, 2003 and April 1, 2004 (included as Exhibit 4.9 to the Issuer's Form 10-KSB filed with the Commission on June 29, 2004 and incorporated herein by reference)

9.	Credit Facility Agreement dated as of December 21, 1999 between the
Issuer and Astoria (included as Exhibit 10.3 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2000)

10.	Form of  Promissory  Note dated as of December 21, 1999 issued by the
Issuer to Astoria (included as Exhibit 10.4 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2000)

11	Non-Transferable  Warrant dated as of December 21, 1999 issued by the
Issuer to Astoria (included as Exhibit 10.5 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2000)

12.	Second Amendment to Credit Facility Agreement, Promissory Note and Non-
Transferable Warrant dated August 31, 2000 between the Issuer and Astoria (included as Exhibit 4.5 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2001 and incorporated herein by reference)

13.	Amended and Restated Common Stock Purchase Warrant originally issued on
December 1, 2000 and amended and restated on April 1, 2003 issued by the Issuer to Astoria (included as Exhibit 4.11 to the Issuer's Form 10-KSB filed with the Commission on June 6, 2003 and incorporated herein by reference)

14.	Common Stock Purchase Agreement - Cash Purchase dated as of December 4,
2000 between the Issuer and Astoria, (included as Exhibit 4.1 to the Issuer's Form 8-K/A filed with the Commission on June 21, 2001 and incorporated herein by reference)

15.	Common Stock Purchase Agreement - PickAx Note dated as of December 4,
2000 between the Issuer and Astoria, dated as of December 4, 2000 (included as Exhibit 4.2 to the Issuer's Form 8-K/A filed with the Commission on June 21, 2001 and incorporated herein by reference)

16.	Registration Rights Agreement dated as of December 4, 2000 by and among the Issuer, Astoria, Harrison H. Augur, Keogh MP and Robert D. van Roijen (included as Exhibit 4.5 to the Issuer's Form 8-K/A filed with the Commission on June 21, 2001 and incorporated herein by reference)

17.	Common Stock Purchase Agreement dated as of September 27, 2001 between the Issuer and Astoria as amended on April 3, 2002 (included as Exhibit 4.2 to the Issuer's Form 10-QSB filed with the Commission August 13, 2002 and incorporated herein by reference)

18.	Registration Rights Agreement dated September 27, 2001 between Astoria and the Issuer (included as Exhibit 10.2 to the Issuer's Form 8-K filed with the Commission on October 1, 2001 and incorporated herein by reference)

19. 	Third Amendment to Registration Rights Agreement, dated as of January 30,
2003, between Astoria and the Issuer (included as Exhibit 4.3 to the Issuer's Form 8-K filed with the Commission on January 30, 2003 and incorporated herein by reference)

20. 	Note Exchange Agreement, dated as of January 30, 2003, between Astoria and the Issuer (included as Exhibit 4.1 to the Issuer's Form 8-K filed with the Commission on January 30, 2003 and incorporated herein by reference)

21.	5% Convertible Subordinated Note Due 2008 between the Issuer and Astoria, dated January 30, 2003 (included as Exhibit 4.2 to the Issuer's Form 8-K filed with the Commission on January 30, 2003 and incorporated herein by reference).

22.	Form of Payment in Kind Note, as referenced in the 5% Convertible
Subordinated Note, between the Issuer and Astoria (included as Exhibit 4.8 to the Issuer's Form 10-KSB filed with the Commission on June 6, 2003 and incorporated herein by reference).

23. Sixth Amendment to Registration Rights Agreement, dated as of April 1, 2003 by and among the Issue, Astoria, Harrison H. Augur, Keogh MP and Robert D. Van Roijen (included as Exhibit 4.3 to the Issuer's Form 10-KSB filed with the Commission on June 6, 2003 and incorporated herein by reference).

24. Agreement Regarding Amended and Restated Common Stock Purchase Warrant and 5% Convertible Subordinated Note Due 2008, dated December 14, 2004 (included as
Exhibit 4.12 to the Issuer's Form 8-K filed with the Commission on December 20, 2004 and incorporated herein by reference).

Signatures

	After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED December __, 2004

ASTORIA CAPITAL PARTNERS, L.P.
By its general partner Astoria Capital Management, Inc.
/s/ Richard W. Koe
By: Richard W. Koe
Its: President of General Partner


ASTORIA CAPITAL MANAGEMENT, INC.
/s/ Richard W. Koe
By: Richard W. Koe
Its: President


RICHARD W. KOE
/s/ Richard W. Koe


Exhibit 1

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

		The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or
Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Raining Data Corporation, f/k/a Omnis Technology Corporation (the "Company"). For that purpose, the undersigned Richard W. Koe hereby constitutes and appoints Melissa Dehn as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements, reports and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases (including any and all Forms 3, 4 or 5 required to be filed), and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present. The rights, powers and authority of said attorney-in-fact herein granted shall commence and be in full force and effect as of the date hereof and shall remain in full force and effect until a revocation by Richard W. Koe in a signed writing delivered to the attorney-in-fact or until such attorney-in-fact shall no longer be an officer of Astoria Capital Management, Inc.

DATED:  August 31, 2004

ASTORIA CAPITAL PARTNERS, L.P.
By its general partner Astoria Capital Management, Inc.
/s/ Richard W. Koe
By: Richard W. Koe
Its: President of General Partner


ASTORIA CAPITAL MANAGEMENT, INC.
/s/ Richard W. Koe
By: Richard W. Koe
Its: President

/s/ Richard W. Koe
Richard W. Koe

/s/  Melissa Dehn
Melissa Dehn